December 11, 2019

Ms. Heather Clark
Ms. Jean Yu
Division of Corporation Finance
United States Securities Exchange Commission
Washington, D.C. 20549

Re:         ACCO Brands Corporation
Form 10-K for the Year Ended December 31, 2018
Form 10-Q for the Quarter Ended September 30, 2019
File No. 001-08454

Dear Ms. Clark and Ms. Yu,

Set forth below are the responses of ACCO Brands Corporation (the “Company”, “We”, “Our”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated November 14, 2019. For your convenience, the Staff’s comments are included below in bold.

Form 10-K for the Year Ended December 31, 2018
Selected Financial Data
Supplemental Non-GAAP Financial Measures - Comparable Net Sales
Adjusted Operating Income and Adjusted Earnings per Share, page 24

1. We note your presentation of Reported GAAP financial measures to Adjusted Non-GAAP financial measures in the table on page 24. Please revise your presentation to include individual reconciliations for each adjusted non-GAAP measure in the table as we do not consider the current income statement reconciliation style to comply with the requirements of Item 10(e) of Regulation S-K. Additionally, for each non-GAAP financial measure presented, please provide disclosures required by Item 10(e)(1)(i)(c-d) of Regulation S-K. The disclosures provided by management should be specific to each measure and management should avoid using generic boilerplate language when describing its usefulness to investors.

Company’s Response

In response to the Staff’s comments, the Company reviewed its presentation of Non-GAAP financial measures in its SEC filings, including its Form 10-K for the Year Ended December 31, 2018, with consideration of the Staff’s comments regarding its current income statement reconciliation style and the disclosures required by Item 10(e)(1)(i)(c-d) of Regulation S-K. As discussed with the Staff, the Company will prospectively revise its Non-GAAP financial measures presentation to provide an individual reconciliation of each Non-GAAP financial measure to the most directly comparable GAAP measure. Additionally, the Company will provide specific disclosures related to each Non-GAAP financial measure explaining the reasons why management believes the presentation of the Non-GAAP financial measure is useful information for investors including, to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure.

Form 10-Q for the Quarter Ended September 30, 2019
Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
11. Income Taxes
Immaterial Out-of-Period Adjustment, page 23

2. We note that in the first quarter of 2019, you recorded a $5.6 million tax expense that related to the fourth quarter of 2018. We further note that you believe this correction was not material. Given that the adjustment recognized during 2019 of $5.6 million represented 16% of your fourth quarter 2018 net income as well as resulted in a net loss in your first quarter 2019, please tell us how you considered materiality in the context of SAB Topic 1M and provide us with your detailed analysis in determining the out-of-period adjustment was not material to your results of operations for the quarters ended December 31, 2018 and March 31, 2019.

Company’s Response

During the first quarter of 2019, the Company recorded a $5.6 million adjustment to increase its reserve for uncertain tax benefits under FASB Codification ASC 740-10. The reserve relates to certain tax assessments against the Company’s Brazilian subsidiary by the Brazilian tax authority, which were originally recorded in December 2012. Since that time, the Company has been challenging the assessments through established administrative procedures. During 2018, the administrative review process for one of the assessments was completed and the Company made the decision to continue to challenge the assessment at the judicial level, triggering the possibility that the Company would be subject to an additional penalty for statutory legal costs in the event that it fails to ultimately prevail in the case. The Company recorded this amount when this incremental penalty became known during the first quarter of 2019, resulting in an out-of-period adjustment.
Company’s Analysis and Conclusion
The Company analyzed the materiality of this adjustment in accordance with FASB Codification ASC 250-10-45-27 “Materiality Determination for Correction of an Error” which reads:
In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.
As prescribed by SAB Topic IM, the Company’s analysis considered both quantitative and qualitative elements when determining the materiality of the out-of-period adjustment in terms of its significance to the users of our financial statements, which include stockholders, potential investors, analysts, banks and participants in the Company’s management incentive plans, among others. Based on this analysis which is described in more detail below, the Company concluded that the amount of the out-of-period adjustment would not have been material to net income as reported in our Consolidated Statements of Income for the twelve months ended December 31, 2018, or our expected Net Income for the twelve months ended December 31, 2019, or to our trend of earnings for either period. Further, the impact of the correction was determined not to be material to either our Condensed Consolidated Balance Sheets or our Condensed Consolidated Statements of Cash Flows for any of the annual or interim periods presented. Finally, given the significance of the out-of-period adjustment to the Company’s interim results for the quarter ended March 31, 2019, in accordance with ASC 250-10-45-27, the Company determined that the quarterly impact was material and provided the following disclosure relative to the adjustment in its Form 10Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019:
Immaterial Out-of-period Adjustment
The $5.6 million increase in tax expense and additional reserve related to uncertain tax positions in connection with the Brazil Tax Assessment that was recorded in the first quarter of 2019, should properly have been recorded in 2018 when the Company decided to challenge an administrative decision at the judicial level. The impact of recording this out-of-period adjustment to our Consolidated Statements of Operations for the three months ended March 31, 2019 is a $5.6 million increase in our income tax expense and a $5.6 million decrease to our Net Income, resulting in a Net Loss; and the Company has concluded that the amount would not have been material to its Net Income for the twelve months ended December 31, 2018 or its expected Net Income for the twelve months ended December 31, 2019. Further, the impact of the corrections was not material to any of our Condensed Consolidated Balance Sheets nor our Condensed Consolidated Statements of Cash Flows. The amount is not expected to be paid in cash in the foreseeable future, and would only be paid in the event that we do not ultimately prevail in the case.
Company’s Detailed Materiality Analysis
The Company’s detailed analysis of the materiality of the out-of-period adjustment relative to the full-year 2018 and estimated full-year 2019 net income and its effect on the trend of earnings in the context of SAP Topic IM is summarized below.
Reported Results
The Company first considered the quantitative impact of the adjustment on net income. Due to the seasonal nature of the Company’s revenue, net income for the first quarter of 2019 would have been $5.0 million, but for the recognition of the $5.6 million adjustment, representing between 4% to 6% of net income for the full year. Likewise, net income for the first quarter of 2018 represented only 9.7%, or $10.4 million, of net income for the full year. Thus, the Company concluded that the adjustment was material to the first quarter and placed significantly all of its consideration on the impact of the adjustment on net income for the full years 2018 and 2019, as permitted under ASC 250-10-45-27.
For the full year 2018, the $5.6 million adjustment represents 5.2% of full year net income; and for the 2019 full year, the projected effect of the adjustment was expected to be 4.5% of net income. The reported effective tax rate for the 2018 year of 32.4% would have increased to 36%.
Second, the Company considered the impact of the adjustment on reported dilutive income per share (“EPS”), for both of the annual periods 2018 and 2019. The reported EPS would have declined by $0.05 or 5% if the adjustment were reflected in 2018 full year results. The inclusion of the adjustment in 2019 results was expected to reduce reported EPS for 2019 by approximately $0.05 or 4%.
Qualitatively, given that the adjustment did not relate to the operating results of the period, the Company did not consider the adjustment to have a material effect on the trend of earnings. In addition, the Company considered the non-cash nature of the adjustment in the current and prior full-year periods. The incremental penalty is not expected to be payable in the foreseeable future, as the appeal at the judicial level is expected to take 10 or more years to ultimately reach its final resolution.
Adjusted Results
The Company provides external EPS guidance to its stockholders and investors on an “adjusted” basis, and the Company’s management incentive compensation is also partially based on “adjusted” results. Investors and analysts view our adjusted EPS as a primary indicator of Company performance. As a result, the impact of the out-of-period adjustment on adjusted results, including adjusted EPS, was a consideration. Included in the Company’s definition of adjusted results, including adjusted EPS, is the exclusion of discrete tax items which are those that are not associated with the Company’s periodic pre-tax income. Therefore, the $5.6 million out-of-period adjustment would have been excluded as a discrete item no matter the period in which it was recorded. Accordingly, the $5.6 million out-of-period tax adjustment had no impact on the adjusted EPS reported by the Company for 2018 or the adjusted EPS expected to be reported by the Company for 2019.
Further consideration was given to the impact on management incentive compensation. One of the performance measures under the Company’s long-term incentive plan (“LTIP”) is adjusted EPS. Since the impact of the out-of-period adjustment is excluded from the calculation of adjusted EPS, management did not, and will not, unduly benefit from timing of the adjustment, as described above. The LTIP plan also includes a free cash flow measure, but as the out-of- period adjustment relates to a future potential cash tax liability, there was no impact on cash flow during the affected periods.

Other Materiality Considerations
The Company also determined that the $5.6 million out-of-period adjustment:

•	Did not mask a change in earnings or other trends, as it did not impact current operating performance or adjusted results on which our investors rely;

•	Did not have an impact on compliance with regulatory requirements;

•	Did not affect compliance with loan covenants or other contractual covenants;

•
Does not reflect an immaterial effect in the current period’s financial statements which is likely to have a material effect on future periods’ financial statements (e.g. This adjustment is a small part of the much larger Brazilian tax assessment reserve, for which the Company has disclosed the risk of loss at a future date over a period of many years.); and

•	Is not the result of the concealment of any fraudulent or otherwise unlawful transaction.

Please do not hesitate to contact me by telephone at (847) 796-4241 with any questions or comments regarding this correspondence.

Sincerely,
/s/ Kathleen D. Hood
Kathleen D. Hood
Senior Vice President and Chief Accounting Officer
ACCO Brands Corporation

cc:
Neal V. Fenwick, Executive Vice President and Chief Financial Officer, ACCO Brands Corporation
Pamela R. Schneider, Esq., Senior Vice President, General Counsel and Corporate Secretary, ACCO Brands Corporation

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